SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Date: March 21, 2002

GOLDCORP INC.

(Registrant’s Name)

145 King Street West, Suite 2700
Toronto, Ontario MSH 1J8
CANADA
(Registrant’s Address)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [_]	Form 40-F [X]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [_]	No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

GOLDCORP INC.

NEWS RELEASE

MARKET LIQUIDITY AND VISIBILITY ENHANCED
AMEX TO TRADE OPTIONS OF GOLDCORP

Toronto, March 20, 2002 – GOLDCORP INC. (GG: NYSE; G: TSE) is pleased to announce that The American Stock Exchange® (Amex®) started trading in Options of Goldcorp today!

“This is a very positive development. It should increase our market visibility and liquidity which is a definite benefit to our shareholders,” said Goldcorp Chairman & CEO, Rob McEwen.

Investors have three ways to participate in Goldcorp’s growth: purchase shares listed on the Toronto (TSE) and New York (NYSE) Stock Exchanges; purchase options of Goldcorp trading on both the American Stock Exchange (AMEX) and the Chicago Board of Options Exchange (CBOE); and purchase warrants on the Toronto Stock Exchange.

In terms of market visibility, Goldcorp is part of the following market indices: The Toronto Stock Exchange’s 100 Index and its Gold and Silver Index; the FTSE London Gold Mines Index; The Philadelphia Stock Exchange’s Gold Index (XAU); The American Stock Exchange’s Gold Bugs Index (HUI); and Barron’s Gold Mines Index (GMI).

In 2001 Goldcorp was one of the most profitable companies in North America, as measured on a per share basis. It is also North America’s largest unhedged gold producer, by market capitalization. Goldcorp’s Red Lake Mine is believed to be the richest gold mine in the world. Goldcorp’s financial condition is solid, strong cash flow, no debt and a treasury of greater than US$80 million in cash and US$10 million in gold bullion. Goldcorp pays an annual dividend of US$0.20, which will be paid quarterly at a rate of US$0.05.

For further information, please contact:

Chris Bradbrook Vice President, Corporate Development Telephone: (416) 865-0326 Facsimile: (416) 361-5741 email: cbradbrook@goldcorp.com	Corporate Office: Goldcorp Inc. 145 King St. West, Suite 2700 Toronto, Ontario Canada M5H 1J8
General enquiries: (800) 813-1412 (Canada and United States)	email: info@goldcorp.com website: www.goldcorp.com

SIGNATURES

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GOLDCORP INC. By: /s/ Victoria K. Russell
Name: Victoria K. Russell Title: Vice President Legal Services

Date: March 21, 2002